Exhibit 99.1

Mountain Province Diamonds Closes C$100M Bought Deal and Non-Brokered Financing

/NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES./

Shares Issued and Outstanding: 135,204,550
TSX: MPV
NYSE MKT: MDM

TORONTO, Oct. 16, 2014 /CNW/ - Mountain Province Diamonds Inc. (TSX: MPV / NYSE MKT: MDM) ("Mountain Province" or the "Company") is pleased to announce the closing of its previously announced bought-deal private placement of common shares, for gross proceeds of C$75 million.

A syndicate of underwriters led by BMO Capital Markets, RBC Capital Markets and Scotia Capital Inc. and including Haywood Securities Inc. (the "Underwriters"), sold 15,000,000 common shares of the Company at a price of C$5.00 per share, by way of a bought-deal private placement. The Underwriters received a cash commission of 5% of the gross proceeds.

The Company is also pleased to announce the closing of a concurrent non-brokered private placement of common shares at a price of C$5.00 per share, for gross proceeds of C$25 million.

The common shares issued in the bought-deal and non-brokered private placements are subject to a four month hold period, expiring February 17, 2015.

The net proceeds of the private placements will be used for the continued development of the Company's Gahcho Kué project and for general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond mine. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué Joint Venture has received approval for a Class A Land Use Permit and Type A Water License, permits required for the completion of construction of the Gahcho Kué diamond mine. Site preparation commenced in December 2014 and the overall project is on schedule for first production during H2 2016.

In July 2014 Mountain Province appointed of a syndicate of three leading international banks (Deutsche Bank A.G., acting through its London Branch, Natixis S.A. and Nedbank Limited) to arrange and underwrite a senior secured term loan facility of up to US$370M to fund the Company's share of the remaining construction costs of the Gahcho Kué mine. Subject to the satisfaction of certain conditions including, but not limited to, the successful completion of due diligence and internal bank approvals and agreement on facility documentation, finalization of the loan agreement is expected prior to the end of 2014.

Forward-Looking Statements
This news release includes certain information that may constitute "forward-looking information" under applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: Patrick Evans, President and CEO, 161 Bay Street, Suite 2315, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com, www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:05e 16-OCT-14